UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

Pine Financial Group, Inc.

6990 W. 38th Ave, Suite 208, Wheat Ridge, Colorado 80033

303-835-4445

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

85-2725801

(I.R.S. Employer Identification Number)

Debt

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of PFG Fund V, LLC, a Colorado limited liability company, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the PFG Fund V, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to PFG Fund V, LLC, a Colorado limited liability company.

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending to real estate investors primarily located in Colorado, Minnesota, Wisconsin, and Washington D.C. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc., rather than subrogate those responsibilities to a third party.

The Company filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on January 15, 2021, which offering statement was qualified by the SEC on June 3, 2021. Pursuant to the Offering Statement, we offered, on a “best-efforts” basis up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V. Proceeds from the sale of the Notes was used to make and originate loans secured by interests in real property located throughout the United States, with a primary focus in Colorado, Minnesota, Wisconsin, and Washington D.C.

As of June 30, 2025 and December 31, 2024, the Company has 314 and 278 investors, respectively. The Notes have terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The Notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of June 30, 2025, outstanding promissory notes and interest payable totaled $40,612,484 and $136,443, respectively. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of June 30, 2025, the Company has one line of credit with one financial institution from which the Company may receive advances up to a maximum of $40,000,000.00 based on the Company’s underlying collateral. As of June 30, 2025, the interest rate for the line of credit was 8.17%. The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, including the net worth of a related party. The covenants have not been assessed as part of the financial statements.

As of June 30, 2025, the Company held mortgage loans receivable consisting of notes to individuals, limited liability companies, and corporations, which are secured by deeds of trust and bear interest at various rates ranging from 10.00% to 13.4% per annum. These notes have original maturity dates through June 2026. As of June 30, 2025, mortgage loans receivable and interest receivable totaled $67,595,876 and $335,860, respectively. Unfunded commitments were $9,844,736 as of June 30, 2025.

All of the pledged mortgage loans receivable are collateral for the line of credit. The total mortgage loans receivable as of June 30, 2025 were $67,595,876. All of such mortgage loans receivable will mature in the next 12 months. As of June 30, 2025, there were no loan modifications other than extensions.

We are managed by our Manager, Pine Financial Group, Inc, a Colorado Corporation. We do not have any employees. We rely on the employees of our Manager, for the day-to-day operation of our business. There have been no recent developments regarding the composition of our lending competition or any other material change which impacted our business operations. Other than the ones disclosed as of the end of the reporting period of June 30, 2025, we have not entered into any material agreements.

Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors.

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00, but may accept subscriptions for less or greater amounts at the discretion of our Manager. The purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the line of credit. However, our ability to finance our operations is subject to some uncertainties, such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations, including, without limitation, historically high inflation, high interest rates, increased costs of materials and construction, inflated property values, fluctuating real-estate markets, low supply of housing stock, tight labor markets, and rising wages.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect to continue to grow the business as we sell more Notes and increase its assets based on loans originated as outlined in the Offering.

Item 2. Other Information

None.

Item 3. Financial Statements

PFG Fund V, LLC

Consolidated Financial Statements - Unaudited

June 30, 2025

PFG Fund V, LLC

Consolidated Financial Statements - unaudited

6-month Period Ended June 30, 2025, and 2024

PFG FUND V, LLC
CONSOLIDATED BALANCE SHEETS- UNAUDITED
June 30, 2025, and December 31, 2024

	6/30/2025	12/31/2024

ASSETS
Assets:
Cash	$3,559,439	$3,393,121
Interest Receivable	335,860	670,304
Mortgage Loans Receivable, Net	67,595,876	66,060,028

Total Assets	$71,491,175	$70,123,453

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Interest Payable	$343,426	$155,355
Line of Credit	30,386,796	31,436,796
Note Payable	—	2,000,000
Investor Promissory Notes	40,612,484	35,025,817
Due to Related Parties	—	52,222

Total Liabilities	71,342,706	68,670,190

Member’s Equity	148,469	21,453,263

Total Liabilities and Member’s Equity	$71,491,175	$70,123,453

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF INCOME - UNAUDITED
Six Month Period from January 1 to June 30, 2025, and 2024

	6-month Period Ended
	6/30/2025	6/30/2024
Revenue
Interest and Fee Income	$3,606,482	$3,886,4219

Total Revenue	3,606,482	3,886,419

Expenses
Investor Interest Expense	1,515,444	1,630,125
Interest Expense - Borrowings	1,280,797	1,264,968
Bank Fees	12,101	16,192
Legal and Professional Fees	40,641	—

Total Expenses	2,849,013	2,911,285

Net Income	$757,469	$975,134

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY - UNAUDITED
Six Month Period from January 1 to June 30, 2025 and 2024

	Member’s Equity		Retained	Member’s	Total
	Unit	Amount	Earnings	Distribution	Member’s Equity

Balance at January 1, 2024	2	$10,000	$2,288,503	$—	$2,298,503

Issuance of Units	—	—	—	—	—

Distributions	—	—	—	(439,771)	(439,771)

Net Income	—	—	975,134	—	975,134

Balance at June 30, 2024	2	10,000	3,263,637	(439,771)	2,8233,866

Issuance of Units	—	1,191,250	—	—	1,191,250

Distributions	—	—	—	(3,400,000)	(3,400,000)

Net Income	—	—	828,147	—	828,147

Balance at December 31, 2024	2	1,201,250	4,091,784	(3,839,771)	1,453,263

Issuance of Units	—	—	—	—	—

Distributions	—	—	—	(2,062,263)	(2,062,263)

Net Income	—	—	757,469	—	757,469

Balance at June 30, 2025	2	$1,201,250	$4,849,253	$(5,902,034)	$148,469

See Notes to Consolidated Financial Statements

PFG FUND V, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
Six Month Period from January 1 to June 30, 2025 and 2024

	6-month Period Ended
	6/30/2025	6/30/2024
Cash Flows From Operating Activities:
Net Income	$757,469	$975,134
Changes in Operating Assets and Liabilities
Interest Receivable	334,444	(52,273)
Interest Payable	188,071	41,547
Due to Related Parties	(52,222)	(19,292)

Net Cash Provided by Operating Activities	1,227,762	945,116

Cash Flows From Investing Activities:
Mortgage Loans Receivable	(1,535,848)	(1,362,276)

Net Cash Used in Investing Activities	(1,535,848)	(1,362,276)

Cash Flows From Financing Activities:
Borrowings from Lines of Credit	—	6,768,988
Repayment of Lines of Credit	(1,050,000)	(12,698)
Repayment of Notes Payable	(2,000,000)	—
Borrowings from Promissory Notes	8,088,394	1,515,670
Repayment of Promissory Notes	(2,501,726)	(8,650,570)
Distributions to Member, Net	(2,062,263)	(439,771)

Net Cash Provided by (Used in) Financing Activities	474,405	(818,381)

Net Increase (Decrease) in Cash	166,318	(1,235,541)

Cash - Beginning of Period	3,393,121	1,415,648

Cash - End of Period	$3,559,439	$180,107

Supplemental Cash flow information:
Cash Paid For:
Interest Expense	$2,638,941	$2,848,801

See Notes to Consolidated Financial Statements

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 1 -               ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

PFG FUND V, LLC. ( “PFG V”) was incorporated on August 26, 2020, in Colorado. The Company’s fiscal year end is December 31. The Company investment objective is to generate passive income and seeks to achieve its investment objective primarily by originating mortgages secured by real estate properties. The core geographic regions for the underlying collateral are Colorado, Minnesota, Wisconsin, and Washington D.C. The loans are typically first lien senior secured loans.

PFG Fund V SPV, LLC (“PFG V SPV”) was formed on October 18, 2022 in the State of Colorado to provide a certain warehouse lender with access to mortgage notes used as collateral for related borrowings in the event of insolvency of PFG V. Pursuant to the Limited Liability Company Agreement of PFG V SPV, PFG V is the sole member. The accompanying consolidated financial statements include the accounts of PFG V and its subsidiary PFG V SPV, (collectively, the “Company”).

Manager

The Company is managed by Pine Financial Group, Inc. (the “Manager”), a Colorado Corporation. The Manager is in complete control of the Company’s business. The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s consolidated financial position and results of operations would likely be different without this relationship with the Manager.

Term of the Company

The Company will continue indefinitely until dissolved pursuant to the operating agreement, the sale of substantially all the assets of the Company, any event that makes the Company ineligible to conduct its activities, or otherwise by operation of law.

Promissory Notes

The Company offers up to a maximum of $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to offer the notes directly to investors and not through registered broker-dealers who are paid commission. The Company has set a minimum investment threshold of $10,000 but may accept subscriptions for less at the discretion of the Manager.

As of June 30, 2025, and December 31, 2024, investor promissory notes were outstanding $40,612,484 and $35,025,817, respectively.

Promissory Notes (Continued)

The Notes are non-negotiable offered with a minimum term of 60 months from the dates of issue, with a fixed annual interest rate of 8%. A noteholder may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the noteholder will be paid an amount equal to the unpaid principal balance of the Note plus any accrued interest through the date of redemption.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 1 -               ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Redemption requests are processed within 90 days, in accordance with the offering documents. As of June 30, 2025, and December 31, 2024, there were $0 requests for redemption outstanding, respectively.

The Note is subject to continuous and automatic renewal and extension of the term for 60-month periods. The noteholder must provide written notice to the Company demanding repayment of the Note 90 days or more prior to the maturity date of the Note. If notice is not provided, the Note automatically renews for a subsequent 60-month term.

Distributions

The Company provides quarterly statements of account to the Noteholders and distributes or reinvests amounts equal to accrued and unpaid interest once per month on the first business day of each month.

Manager Compensation

The Manager is entitled to all Company profits. Profits include all Company revenue minus all Company expenses to include noteholder interest. The Manager has sole voting rights. The Manager is also entitled to various compensation, including (1) servicing fee, which is equal to an annualized rate of 1% of the principal amount of the loan, (2) origination and administration fee, which is $995 per loan plus 2-4% of the loan principal amount, and (3) reasonable inspection fee.

NOTE 2 -               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reflect all significant receivables, payables, and other liabilities.

Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are carried at outstanding unpaid principal balance, less an allowance for credit losses. The loans have varying contractual terms, typically ranging between 9 and 12 months, with no prepayment penalties. The Manager may make loan modifications and extensions as needed. The loans are interest only with a balloon principal payment payable at maturity.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 2 -                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company will not recognize interest income on loans once they are determined to be impaired until the delinquent interest is collected in cash. An impaired loan is to be reported as being in non-accrual status if any of the following conditions are met:

●	It is probable that the Company will be unable to collect all amounts due per the contractual terms.

●	Principal and/or interest has been in default for a period of 60 days or more. Payment defaults are defined as any non-payment of interest, principal (repayment at maturity), or late fees that are contractually due per the underlying credit documents and such non-payment arises to an Event of Default (as defined in the credit agreement), subject to any applicable grace periods and amendment or modification of payment terms that are extended as of the reporting date. The default date is defined as the date in which the Company sends the borrower the respective demand letter.

Upon classification as non-accrual, the Company ceases accruing interest. Previously recognized interest income that was accrued, but not collected from the borrower, is reversed against interest income, unless the terms of the loan agreement permit capitalization of accrued interest to the principal balance.

Current Expected Credit Losses

The allowance for credit losses required under ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”) reflects management’s current estimate of expected credit losses related to the loan portfolio. Changes to the allowance for credit losses are recognized through a provision for or reversal of credit losses on the consolidated Statements of Income. The allowance for credit losses is based on relevant information about past events, including historical loss experience, the current loan portfolio, market conditions and reasonable and supportable forecasts for the duration of each loan.

The Company invests in short-term, non-amortizing mortgages to real estate investors. In order to estimate expected credit losses in the portfolio, management stratifies the loan portfolio into loan pools based on the geographic location of the underlying collateral and similar risk characteristics. The loans typically fund projects that add value through renovations to increase the equity and resale value of the property. Substantially all the loans within the portfolio were originated in 2023 and 2024.

Management analyzed its historical track record for loans originated and default history from the inception of Pine Financial Group in 2008 through December 31, 2024 in assessing the Company’s allowance for credit losses. Because Pine Financial Group applies consistent underwriting standards across all loans, regardless of the Fund providing the capital, management believes it is appropriate to evaluate cumulative historical losses across the entire loan portfolio. In its assessment, management considered the consistency of the underwriting standards applied through the historical period, changes in the nature and volume of the portfolio in terms of loans, and changes in the experience of the underwriting team and relevant staff in analyzing the historical losses incurred in the context of the current portfolio.

Management stratified the loan portfolio into Portfolio Segments (i.e. geographic region) and Class of Financing Receivable (i.e. loan type) in order to analyze the loan portfolio and determine the allowance. Management considered all loans that Pine Financial Group has foreclosed on or taken a deed in lieu on in its analysis of historical losses. In analyzing the historical loss rate, defined as the product of the probability of default and loss given default, for the relevant Portfolio Segments and Classes of Financing Receivables in the Company’s loan portfolio as of December 31, 2024, the only Portfolio Segment and Class of Financing Receivable that has incurred a historical loss is construction loans with collateral in Minnesota. None of the other loan pools held by the Company had a corresponding historical loss rate as of December 31, 2024.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 2 -               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (Continued)

The historical lifetime credit loss rate (i.e., the product of the probability of default and the loss given default for each loan pool) for residential and commercial construction loans located in Minnesota is 0.91%. Based on loan amount for the construction loans located in Minnesota ($4,452,300), the Company calculated an allowance for current expected credit losses of $40,516. As it relates to reasonable forecasts, management continually reviews the general market conditions of the areas in which the Company has exposure. After reviewing the market conditions and remaining duration of the loan portfolio, the Company determined that no declines in the real estate markets over the lifetime of the loans are expected to occur that would make an adjustment to the aforementioned quantitative computation of the allowance for current expected credit losses for qualitative factors necessary.

The Company has elected not to measure an allowance for credit losses for accrued interest receivables since it writes off the uncollectible accrued interest receivable balance by reversing interest income in a timely manner (on a quarterly basis). For the periods ending June 30, 2025, and December 31, 2024, the Company reversed $197,860 and $54,310 in accrued interest, respectively.

Allowance for Credit Losses

The allowance for credit losses consisted of the following activity for the periods ending June 30, 2025, and June 30,2024

	6/30/2025	6/30/2024
Beginning Balance	$—	$—
Provision for Credit Losses	40,516	—
Ending Balance	$40,516	$—

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned. Sold participations that do not qualify as a sale are recorded as a secured borrowing and are paid down consistent with the payment terms of the corresponding mortgage loan receivable.

Real Estate Owned

Properties that are foreclosed and converted as REOs are classified as held for sale and are valued at the fair value of the property less the estimated costs to sell. This value becomes the new cost basis of the property. The amount by which the recorded amount of the loan exceeds the new cost basis is recorded to the allowance for credit losses.

Subsequent declines in fair value below the initial cost basis are recorded through the use of a valuation allowance with a charge to net gains (losses) on sales of REO. The expenses of operating and maintaining the property are included in other noninterest expenses. Costs incurred to complete construction are capitalized, however, the recorded balance of the REO will not exceed the “as-completed” fair value, less estimated costs to sell.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 2 -               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the periods ending June 30, 2025, and December 31, 2024, the Company had no real estate owned.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Fee income, including late fees, is recognized as revenue when collected due to the uncertainty in the probability of the fees being collected and the timing of when the fees will be collected. Fee income is included in interest income and is nominal.

Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial Instruments (Continued)

The three levels of the fair value hierarchy are described below:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active market); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 2 -               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the period ending June 30, 2025, and December 31, 2024, there were no changes to the valuation techniques that had, or are expected to have, a material impact on the Company’s financial position or results of operations.

The fair value of the REO property is established in one of several ways.

●	The winning bid or auction price at a foreclosure action, a public trustee sale, or sheriff’s sale, depending on the state in which the property is in.

●	The outstanding principal balance at the time of foreclosure.

●	Any consideration received or paid in a deed in lieu of foreclosure will be considered.

●	The after-repair value per independent appraisal depending on the state of the property and completion of any rehabilitation or construction originally documented in the borrower’s scope of work.

The valuation should be consistent with the price that a market participant will pay to purchase the property at the measurement date in its as-is condition.

Financial Instruments (Continued)

As of June 30, 2025, and December 31, 2024, there were no assets or liabilities with recurring or non-recurring fair value measurements.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code and a similar section of the state code. Therefore, neither a provision nor a liability for federal income taxes have been included in these consolidated financial statements. The Company has evaluated its current tax positions and has concluded that as of June 30, 2025, and December 31, 2024, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of June 30, 2025, and December 31, 2024, there were 3 years open to examination by the Internal Revenue Service or state and local governmental authorities.

To the extent penalties and interest are incurred through the examinations, they are included in the other expenses in consolidated Statements of Income.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 3 -               CASH CONCENTRATION

The Company maintains funds in financial institutions that are members of the Federal Deposit Insurance Corporation. As such, funds are insured based on Federal Reserve limits. The Company has not experienced any losses in the past, and Company management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances might exceed insured amounts.

NOTE 4 -               MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.40% per annum. These notes have original maturity dates through June 2026.

Unfunded commitments were $9,844,736 and $9,498,229 as of June 30, 2025, and December 31, 2024, respectively. These unfunded commitments will be funded by a combination of additional investor promissory notes, reinvestment of monthly interest distributions, repayment of principal on current loans and draws on the Company’s line of credit.

As of June 30, 2025, the Company has five delinquent and impaired loans with a combined principal amount of $6,240,250, for which normal foreclosure proceedings were in process.

There were two delinquent and impaired loans as of December 31, 2024 with a combined principal amount of $1,268,900. One loan with a principal balance of $683,900 was paid in full shortly after the beginning of the year while the other remains in the foreclosure process.

All mortgage loans receivable are collateral for the line of credit and the note payable. As of June 30, 2025, and December 31, 2024, there were no loan modifications other than extensions. Mortgage Loans receivable consists of the following as of June 30, 2025 and December 31, 2024:

	6/30/2025	12/31/2024
Mortgage loans receivable	67,636,392	66,100,544
Allowance for Credit Losses	(40,516)	(40,516)
Total Mortgage loan receivable	67,595,876	66,060,028

Loan characteristics

The following table provides information about the outstanding loans portfolio as of December 31, 2024 and 2023:

	6/30/2025	12/31/2024
Number of secured loans	81	92
Secured loans – maximum credit exposure	$67,636,392	$66,100,544
Secured loans – lowest interest rate (fixed)	10.00%	10.00%
Secured loans – highest interest rate (fixed)	13.40%	13.40%
Average secured loan – principal	$835,017	$718,484
Average principal as percent of total principal	1.23%	1.09%
Average principal as percent of promissory notes	2.06%	2.06%
Average principal as percent of total assets	1.17%	1.03%
Largest secured loan – principal	$3,333,000	$4,485,000
Largest principal as percent of total principal	4.93%	6.79%
Largest principal as percent of promissory notes	8.21%	12.83%
Largest principal as percent of total assets	4.66%	6.40%

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 4 -               MORTGAGE LOANS RECEIVABLE (CONTINUED)

Lien position

Secured loans had the lien positions in the following table as of December 31, 2024 and 2023.

	6/30/2024			12/31/2024
	Loans	Principal	Percent	Loans	Principal	Percent
First trust deeds	81	$67,636,392	100%	92	$66,100,544	100%
Total principal, secured loans	81	$67,636,392	100%	92	$66,100,544	100%

Property type

Secured loans summarized by property type are presented in the following table.

	2025			2024
	Loans	Principal	Percent	Loans	Principal	Percent
Residential	71	$53,846,477	79.61%	81	$49,139,812	74.34%
Construction	12	15,747,052	23.28%	11	13,442,974	20.34%
Non-Construction	59	38,099,425	56.33%	70	35,696,837	54.00%

Commercial	6	$8,702,655	12.87%	6	$7,144,140	10.81%
Construction	1	1,300,000	1.92%	2	2,412,975	3.65%
Non-Construction	5	7,405,665	10.94%	4	4,731,165	7.16%

Land	3	$4,551,000	6.73%	4	$9,280,342	14.04%
Construction	2	2,201,000	3.25%
Non-Construction	1	2,350,000	3.47%	4	9,280,342	14.04%

Other	1	$536,250	0.79%	1	$536,251	0.81%

Total Principal Secured Loans	81	$67,636,392	100.00%	92	$66,100,544	100.00%

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as of June 30, 2025

	Loans	Principal	Percent
2025	52	$35,880,193	62.65%
2026	20	21,392,949	37.35%
Total principal, secured loans	72	$57,273,142	100.00%

Excluded from the above table are 9 loans that had maturity dates before June 30, 2025, totaling $10,363,250. Out of these loans, four totaling $2,028,250 were either already in the foreclosure process or entered shortly after June 30, 2025. Shortly after June 30, 2025, two loans, totaling $4,454,000 became Real Estate Owned, two loans totaling $1,531,000 paid off and one loan, totaling $2,350,000 was extended.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 4 -                MORTGAGE LOANS RECEIVABLE (CONTINUED)

Distribution by States and Counties

The distribution of secured loans by counties is presented in the following table.

	6/30/2025		12/31/2024
	Principal	Percent	Principal	Percent
Colorado	$39,604,903	58.56%	$44,023,953	66.60%
DC	10,856,074	16.05%	8,304,650	12.56%
Florida	1,907,665	2.82%	1,907,665	2.89%
Iowa	1,300,000	1.92%	1,300,000	1.97%
Maryland	1,547,000	2.29%	934,500	1.41%
Minnesota	10,853,750	16.05%	8,190,076	12.39%
Wisconsin	1,094,500	1.62%	1,439,700	2.18%
Virginia	472,500	0.70%	—	0.00%
Total Principal, secured Loans	$67,636,392	100.00%	$66,100,544	100.00%

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, the current estimated loan-to-after repair value (LT-ARV) ratio is an indicator of the potential loss severity in the event of default. Additionally, LT-ARV ratios can provide insight into a borrower’s continued willingness to pay, as the delinquency rate of high LT-ARV loans tends to be greater than that for loans where the borrower has equity in the collateral. As of June 30, 2025, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 3.04% and 78.79%. As of December 31, 2024, the LT-ARV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 2.00% and 73.00%.

Mortgage Loans Receivable Delinquencies

The table below presents an analysis of the mortgage loans by payment-delinquency status as of June 30, 2025, and December 31, 2024.

Aging	0 – 30 days	31 - 60 days	61 - 90 days	91 - 120 days	Over 120 days	Total Past Due
2024 Portfolio in	$—	—	—	585,000	683,900	1,268,900
2025 Portfolio in	$4,123,000	—	—	2,973,250	3,267,000	10,636,250

Six loans with amortized costs basis totaling $6,482,250 are in non-accrual status as of June 30, 2025, and do not have a related allowance for credit losses as of June 30, 2025. Three loans, totaling $3,881,000, were either extended or paid off shortly after June 30, 2025. The amount of interest income received on these loans during the period ending June 30, 2025, was $274,278.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 5 -                LINES OF CREDIT

As of June 30, 2025, and December 31, 2024, the Company has a line of credit with a financial institution and can receive advances under the agreements up to a maximum of $40,000,000 based on the Company’s underlying collateral. The line of credit is interest payment only at variable floating interest rates. The line of credit has a maturity date of November 5, 2026. As of June 30, 2025, and December 31, 2024, the line of credit interest rates amounted to 8.17% and 9.15%, respectively. As of June 30, 2025, and December 31, 2024, the aggregate principal balance and accrued interest totaled $30,386,796 and $31,436,796, respectively. For the period ending June 30, 2025, and December 31, 2024, interest expense totaled $1,266,277 and $2,618,514, respectively.

The agreements contain certain financial covenants concerning the minimum interest coverage ratio and minimum net worth requirements, which need to be met by the Company alone or combined with a related party. As of June 30, 2025, and December 31, 2024, the Company was compliant with all covenant requirements.

NOTE 6 -                NOTE PAYABLE

As of June 30, 2025, the Company had no notes outstanding. As of December 31, 2024, the Company has a note payable outstanding with a financial institution. The principal was $2,000,000 and was secured by the Company’s assets. The note payable had an interest rate of Prime Rate plus 1.75% per annual floating daily or 5%, whichever is greater. As of December 31, 2024, the interest rate was 9.25%. As of December 31, 2024, the principal and accrued interest outstanding were $2,000,000 and $37,583, respectively. For the periods ending June 30, 2025, and December 31, 2024, interest expense totaled $14,569 and $207,250, respectively. The note had monthly interest payment only and was paid in full as of March 31, 2025.

NOTE 7 -                INVESTOR PROMISSORY NOTES

At June 30, 2025, and December 31, 2024, the Company has 314 and 278 investors, respectively.

As of June 30, 2025, outstanding promissory notes and interest payable totaled $40,612,484, and $136,443, respectively. As of December 31, 2024, outstanding promissory notes and interest payable totaled $35,025,817, and $117,772, respectively. For the period ending June 30, 2025, and December 31, 2024, interest expense on the promissory notes totaled $1,515,444 and $3,085,361, respectively.

	6/30/2025	12/31/2024
Investor Promissory Notes	$40,612,484	$35,025,817
Investor Interest Payable	136,443	117,772
Investor Interest Expense	1,515,444	3,085,361

NOTE 8 -                RELATED PARTY TRANSACTIONS

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager.

Manager Distributions

The Manager received $2,062,263 and $2,648,521 in net Distributions for the period ending June 30, 2025, and December 31, 2024, respectively, in accordance with the terms of the operating agreement. Distributions are made at the sole discretion of the Manager on a pro-rata basis. The Manager on the Company’s behalf may execute and deliver (i) any and all contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company’s assets.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 8 -                RELATED PARTY TRANSACTIONS (CONTINUED)

Related Party Promissory Notes

As of June 30, 2025, and December 31, 2024, KDA holdings, LLC, an entity related to the Manager, holds $2,872,771 in promissory notes with an original term of 60 months, bearing 8% interest per annum which is consistent with promissory notes issued to non-related parties. The total interest expense for the period ending June 30, 2025 and December 31, 2024 for this promissory note was $150,813 and $59,670, respectively.

Servicing Fee

The Manager did not earn any servicing fees for the period ending June 30, 2025, and June 30, 2024, respectively.

Other Related Party Transactions

During the period ended June 30, 2025, the Company purchased no loans and sold three loans at par value totaling $1,622,500. A summary of notes purchased and sold are as follows:

	Notes Sold		Notes Purchased
PFG Fund V	Principal	# of Loans	Principal	# of Loans
Fund II	1,622,500	3	—	0
Total	$1,622,500	3	$—	0

During the year ended December 31, 2024, the Company purchased twenty-one loans at par value totaling $9,058,010 and sold sixteen loans totaling $12,133,926 at par value. A summary of notes purchased and sold are as follows:

	2024		2024
	Notes Sold		Notes Purchased
Entity	Principal	# of Loans	Principal	# of Loans
Fund I	$2,262,750	3	$1,225,000	1
Fund II	354,000	2	970,050	9
Fund IV	7,008,910	7	4,513,608	7
Fund VI	2,508,266	4	2,349,352	4
Total	$12,133,926	16	$9,058,010	21

Due to Related Parties

As of June 30, 2025, and December 31, 2024, $0 and $52,222, respectively, were payable to another related entity for loan and audit fees paid on behalf of the Company. The affiliate entities were reimbursed for the expenses soon after the year end.

NOTE 9 -                COMMITMENTS AND CONTINGENCIES, OTHER THAN LOAN COMMITMENTS

Commitments

The Company has unfunded commitments of $9,844,736 as disclosed in Note 4. These unfunded commitments will be funded by a combination of additional investor promissory notes, reinvestment of monthly interest distributions, repayment of principal on current loans and draws on the Company’s line of credit.

PFG Fund V, LLC

Notes to Consolidated Financial Statements - Unaudited

Six Month Period from January 1 to June 30, 2025, and 2024

NOTE 9 -                COMMITMENTS AND CONTINGENCIES, OTHER THAN LOAN COMMITMENTS (CONTINUED)

Legal Proceedings

As of June 30, 2025, the Company was not involved in any legal proceedings other than those that would be considered part of the normal course of business as discussed below.

In the normal course of business, the Company may become involved in legal proceedings (such as bankruptcy proceedings, judicial foreclosures, etc.) to collect the debt owed under the promissory notes, to enforce the provisions of the deeds of trust, to protect its interest in the real property subject to the deeds of trust and to resolve disputes with borrowers.

In the opinion of the Company’s management, any outcome is expected to be not significant to the financial position and results of operations.

NOTE 10 -              RISKS AND UNCERTAINTIES

Default Risk

In the normal course of business, the Company is exposed to default risk related to its mortgage loans. In the event a borrower defaults on a Company loan, the Company has the ability to foreclose on the mortgage collateral and subsequently complete any remaining rehabilitation or construction prior to selling and exiting the real estate owned. Any properties owned by the Company are reported as Real Estate Owned on the consolidated balance sheet. As of June 30, 2025 and December 31, 2024, there were no Real Estate Owned by the Fund.

Operating Risk

The Company may be influenced by the current macro-economic environment with rising interest rates and inflation, which may impact origination volume, margins and financing operations, the consequences of which cannot be readily determined but may impact the borrower’s ability to pay off a loan as the Company’s ability to meet future obligations.

NOTE 11 -              RECLASSIFICATION

Reclassifications have been made to the unaudited financial statements as of June 30, 2024 in order to conform to the classifications used in the current year financial statements. These reclassifications have no effect on prior year net income.

NOTE 12 -              SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 15, 2025 this report, and there were no additional subsequent events to report.

Item 4. Exhibits

2	Articles of Organization

2.1*	Operating Agreement

3*	Promissory Notes

4*	Subscription Agreement

11*	Consent of Auditor

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PFG Fund V, LLC,
a Colorado limited liability company

Date:	September 23, 2025

By:	Pine Financial Group, Inc.
a Colorado corporation
Its:	Sole Member

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 23, 2025
By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President of the Sole Member of the Manager